Exhibit 14

THIS NEWS RELEASE IS INTENDED FOR DISTRIBUTION IN CANADA ONLY AND IS NOT INTENDED FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES.

GROWN ROGUE INTERNATIONAL ANNOUNCES CLOSING OF UPSIZED PRIVATE PLACEMENT OF SPECIAL WARRANTS FOR GROSS PROCEEDS OF $4.7 MILLION

MEDFORD, OREGON – March 5, 2021 – Grown Rogue International Inc. (“Grown Rogue” or the “Company”) (CSE: GRIN) (OTC: GRUSF) is pleased to announce that it has completed its previously announced upsized brokered private placement offering through the issuance of an aggregate of 21,056,890 special warrants (each a “Special Warrant”) at a price of $0.225 (the “Issue Price”) per Special Warrant for aggregate gross proceeds of $4,737,800.25 (the “Offering”). The Offering was led by Eight Capital (the “Agent”), as sole agent and bookrunner.

Each Special Warrant entitles the holder thereof to receive, for no additional consideration, one unit of the Company (each, a “Unit”) on the exercise or deemed exercise of the Special Warrant. Each Unit is comprised of one common share in the capital of the Company (each, a “Common Share”) and one Common Share purchase warrant (each, a “Warrant”). Each Warrant entitles the holder thereof to acquire one Common Share at an exercise price of $0.30 for a period of twenty-four (24) months following the closing date (the “Closing Date”) of the Offering, subject to adjustment in certain events set out in the indenture governing the Warrants.

The Special Warrants are exercisable by the holders thereof at any time for no additional consideration and all unexercised Special Warrants will be deemed to be exercised, without any further action or payment of additional consideration by the holder thereof, on the date that is the earlier of: (i) the date that is three (3) business days following the date on which the Company obtains a receipt from the applicable securities regulatory authorities (the “Securities Commissions”) for a (final) short form prospectus qualifying distribution of the Common Shares and Warrants underlying the Special Warrants (the “Qualifying Prospectus”), and (ii) July 6, 2021.

The Company has agreed to use its commercially reasonable efforts to obtain a receipt from the Securities Commissions for the Qualifying Prospectus before the date that is 30 days following the Closing Date (the “Qualification Date”), provided, however, that there is no assurance that a Qualifying Prospectus will be filed or that a receipt therefor will be issued by the Securities Commissions prior to the expiry of the statutory four month hold period.

If the Company has not received a receipt from the Securities Commissions for the Qualifying Prospectus on or before April 5, 2021, each unexercised Special Warrant will thereafter entitle the holder to receive upon the exercise or deemed exercise thereof, at no additional consideration, 1.10 Units (instead of one (1) Unit).

As consideration for the services rendered by the Agent in connection with the Offering, the Company paid to the Agent a cash commission of $253,745.63 and issued the Agent an aggregate of 1,127,758 broker warrants of the Company (the “Broker Warrants”) exercisable to acquire 1,127,758 compensation options (the “Compensation Options”). As consideration for certain advisory services provided in connection with the Offering, the Company paid to the Agent an advisory fee of $25,500 and issued the Agent an aggregate of 113,500 advisory warrants (the “Advisory Warrants”) exercisable to acquire 113,500 Compensation Options.

Each Compensation Option entitles the holder thereof to purchase one unit of the Company (a “Compensation Unit”) at the Issue Price for a period of twenty-four (24) months following the Closing Date, subject to adjustment in certain events. Each Compensation Unit shall be comprised of one Common Share and one common share purchase warrant of the Company (a “Compensation Warrant”). Each Compensation Warrant shall entitle the holder thereof to purchase one common share in the capital of the Company (a “Compensation Warrant Share”) at a price of $0.30 at any time before 5:00 p.m. (Toronto time) on the day that is twenty-four (24) months following the Closing Date, subject to adjustment in certain events.

The net proceeds from the Offering will be used for working capital and general corporate purposes.

Prior to the filing of the Qualifying Prospectus and the deemed exercise of the Special Warrants, the securities issued under the Offering will be subject to a four month hold period from the date of closing of the Offering in addition to any other restrictions under applicable law.

The securities issued and sold pursuant to the Offering have not been, nor will they be, registered under the United States Securities Act and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from the registration requirements. This news release will not constitute an offer to sell or the solicitation of an offer to buy nor will there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

About Grown Rogue

Grown Rogue International (CSE: GRIN | OTC: GRUSF) is a multi-state Cannabis family of brands on a mission to inspire consumers to “enhance experiences” through cannabis. We have combined an expert management team, award winning grow team, state of the art indoor and outdoor manufacturing facilities, and consumer insight-based product categorization, to create innovative products thoughtfully curated from “seed to experience.” The Grown Rogue family of products include sungrown and indoor premium flower, along with patented nitro sealed indoor and sungrown pre-rolls and jars.

For further information on Grown Rogue International please visit www.grownrogue.com or contact:

Obie Strickler

President & Chief Executive Officer

obie@grownrogue.com

Investor Relations Desk Inquiries

invest@grownrogue.com

(458) 226-2100

FORWARD LOOKING STATEMENTS

This press release contains statements which constitute “forward-looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to future business activities. Forward- looking information is often identified by the words “may,” “would,” “could,” “should,” “will,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “expect” or similar expressions and include, without limitation, information regarding: (i) the expecting timing to obtain a receipt for the Qualifying Prospectus; and (ii) the expected use of proceeds of the Offering. Investors are cautioned that forward- looking information is not based on historical facts but instead reflect the Company’s management’s expectations, estimates or projections concerning the business of the Company’s future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: changes in general economic, business and political conditions, including changes in the financial markets; and in particular in the ability of the Company to raise debt and equity capital in the amounts and at the costs that it expects; adverse changes in the public perception of cannabis; decreases in the prevailing prices for cannabis and cannabis products in the markets that the Company operates in; adverse changes in applicable laws; or adverse changes in the application or enforcement of current laws; compliance with extensive government regulation and related costs, and other risks described in the Company’s public disclosure documents filed on www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

SAFE HARBOR STATEMENT

This press release may contain forward-looking information within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including all statements that are not statements of historical fact regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) the Company’s financing plans; (ii) trends affecting the Company’s financial condition or results of operations; (iii) the Company’s growth strategy and operating strategy; and (iv) the declaration and payment of dividends. The words “may,” “would,” “will,” “expect,” “estimate,” “anticipate,” “believe,” “intend” and similar expressions and variations thereof are intended to identify forward looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date hereof. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are beyond the Company’s ability to control, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the risk disclosed in the Company’s Form 20-F and 6-K filings with the Securities and Exchange Commission. The Company is indirectly involved in the manufacture, possession, use, sale and distribution of cannabis in the recreational cannabis marketplace in the United States through its indirect operating subsidiaries. Local state laws where its subsidiaries operate permit such activities however, these activities are currently illegal under United States federal law. Additional information regarding this and other risks and uncertainties relating to the Company’s business are disclosed in the Company’s Listing Statement filed on its issuer profile on SEDAR at www.sedar.com. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.